Exhibit 99.3

FROM: LOTTERY & WAGERING SOLUTIONS INC.
      INVESTOR RELATIONS - MILES GREENBERG
      TELEPHONE (954) 885-0560

                              FOR IMMEDIATE RELEASE

     LOTTERY & WAGERING SOLUTIONS INC. ANNOUNCES THE EVICTION OF THE COMPANY'S JOINT VENTURE ENTITY FROM ITS CASINO PREMISES IN SURINAME

         Pembroke, Pines, Fl, January 6, 2005- Lottery & Wagering Solutions Inc. (OTC-BB: "LWSL") announced today that on January 1, 2005, pursuant to a judgment of eviction obtained from the Subdistrict Court in Suriname on November 11, 2004, Suriname Leisure Company A.V.V. ("SLC"), a joint venture entity owned fifty percent by LWSL, was evicted from its premises in the Plaza Hotel in Paramaribo, Suriname. The operations of SLC and the fees paid for managing its operations to Dorsett Hotels & Resorts, Inc. ("Dorsett"), the Company's wholly owned subsidiary, have historically accounted for substantially all of the recent cash flow of LWSL.

         As a result of the eviction, the Company removed from the premises its kitchen equipment, gaming tables, slot machines and other movable property, and placed them in storage. The Company is seeking a suitable alternative location for its operations.

         The plaintiff in the eviction proceeding, Stichting Dim (Dim Foundation) ("Dim"), which took title to the Plaza Hotel through a foreclosure proceeding, claimed it was not bound by SLC's existing lease agreement. Although an earlier order of eviction obtained by Dim was annulled on appeal, efforts by SLC to stay this more recent eviction order were unsuccessful, because procedural motions made by Dim delayed any ruling by the appellate court on SLC's stay application.

         The appeal of the eviction is still pending, and if it is successful, it may result in restoration of SLC to the premises in the Hotel and the reinstatement of the Lease, or it may result in indemnification to SLC for its losses. If the appeal is unsuccessful, there is the potential for a full or partial impairment of the unamortized portion of the leasehold improvements in SLC, which at December 31, 2004, was approximately $2,600,000.

         This Press Release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
         Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this document regarding the Company's strategies, plans, objectives, expectations, and future operating results are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct. Actual results could differ materially based upon a number of factors including but not limited to judicial proceedings in Suriname affecting the Company; the Company's working capital deficit and accumulated deficit; risks associated with geographic expansion and new lines of business; risks inherent in international businesses; political and economic factors; risks of foreign legal systems; restrictions and controls on foreign investments and acquisitions of majority interests; government regulation; nature of the gaming industry; dependence on successful gaming operations; collectability of casino receivables; effects of currency fluctuations; competition; reliance on advances and dividends from subsidiaries; limited public market and liquidity, and other risks detailed in the Company's Securities and Exchange Commission filings.